EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Years Ended March 31,
	2007	2006	2005	2004	2003
Consolidated income before provision for income taxes	$663	$924	$1,243	$1,059	$144
Fixed charges:
Interest[1]	2,666	1,502	670	578	1,249
Portion of rent expense representative of the interest factor (deemed to be one-third)	7	7	7	7	8
Interest associated with Toyota Credit Argentina S.A.’s off-shore debt repaid by TMCC	-	-	-	-	1
Total fixed charges	2,673	1,509	677	585	1,258
Earnings available for fixed charges	$3,336	$2,433	$1,920	$1,644	$1,402
Ratio of earnings to fixed charges	1.25	1.61	2.84	2.81	1.11

1 Components of interest expense are discussed in the “Interest Expense” section of Item 7., “Management’s Discussion and
  Analysis”.